Via EDGAR

October 27, 2008

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Attn: Mark Rakip, Staff Accountant

Re:	Gevity HR, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed March 17, 2008

File No. 0-22701

Dear Mr. Rakip:

On behalf of Gevity HR, Inc. (the “Company”), I hereby notify you that the Company intends to provide its written response to the comments set forth in Mr. Woody’s letter to the Company, dated October 23, 2008, on or prior to November 24, 2008.

Please contact me at (941) 741-3107 should you have any questions.

Very truly yours,

/s/ Garry Welsh

Garry Welsh

Chief Financial Officer